

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 7, 2008

Mr. Richard T. O'Brien
President and Chief Executive Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

      Re: Newmont Mining Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed February 21, 2008
               File No. 1-31240

Dear Mr. O'Brien:

      We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

                                   Sincerely,

                                   Jill S. Davis
                                   Branch Chief